

# Quotes of Support 2018

"I cannot wait to hang out with all the Go Girls! this summer and debut the newest book in the Rad Women series—guess what?! It's all about rad girls! I have lots of teach and share with these amazing young humans and I know that I'm going to learn so much from them. I'm a huge fan of the Go Girls! program and am thrilled to be involved with such an empowering, invigorating, and vital program."

**Kate Schatz**
New York Times Bestselling Author
*Rad American Women A to Z* and *Rad Women Worldwide*

"At Go Girls! Camp, my daughter, Sami, came home everyday fired up about not only what she had learned but also about what she had created. She made lots of new friends and can't stop singing the songs she and other girls wrote. It is like the best parts of team sports without the keeping score and winners and losers. And she certainly internalized and sparked to the message that she and all girls can do anything. I'm jealous that dads can't go!"

**W. Kamau Bell**
Emmy Award-winning comedian and author
Host of CNN's *United Shades of America*

"We are always looking to partner with thought leaders who are able to project the future thinking of what our girls really need.  This is a space where we clearly don't have an answer as a culture because we are seeing the oppression of women permeating every part of our lives.  Go Girls! has the courage to interrupt these patterns and to understand the impact of music, media, creativity to set up girls to be a real source of change.  Go Girls! is the warrior squad we want."

**Kaitlin McGaw**
Co-Founder, GRAMMY-nominated Alphabet Rockers

"For the past three years, the Go Girls! program has been an instrumental part of my daughter's evolution where she has gained the knowledge and the tools that have helped her foster a kind heart, strong sense of self  and a bold, brave spirit.  The supportive community growing around our family as a result of Go Girls! was an unexpected and welcomed bonus!"

**Pam Chaloult**
Producer, Social Venture Institute

"Lynn Johnson is one of the most impressive entrepreneurs we have met in the United States. My daughter is only 3, but I am already excited about her attending her first Go Girls! Camp (in a few years). My daughter is a Go Girl!--she just doesn't know it quite yet."

**Ryan Honeyman**
Partner, LIFT Economy
Author of the B Corp Handbook

"In a time when women across the globe are finding our voice, we must do everything we can to empower girls to speak truth to power. Go Girls! builds young women leaders who make our communities stronger and more just — for everyone. Investing in Go Girls! is an investment in equity for now and for generations to come."

**Alysia Tate**
Social justice advocate in nonprofits, government and philanthropy

"Enroll your daughter today. Go Girls! is creating a movement to empower girls, enabling them to achieve their dreams, to build character and compassion. You will both be glad you made the investment in your girl's future."

**Devin Thorpe**
Author, Speaker, Champion of Social Good

"Don't let shame silence you. When you find the courage to speak your truth, you become a beacon and guide others along the same empowering path."

**Zetta Elliott**
Award-winning children's author and educator, Founder of Rosetta Press

"I love Go Girls! and wish it was around when my daughter was younger. I love how they encourage girls to be all that they can be. I participated in a session and was blown away by the positive energy, the care and skill of the educators, the variety of activities, and the types of conversations that the girls were engaging in. I love that the program is grounded by a circle, in which the girls are encouraged to express themselves mindfully. Throughout the session, it was clear that the girls were not only having a blast, but they were learning and evolving. This program certainly helps girls learn to love themselves and their community, and to make bold and brave choices in the world."

**Dave Room**
CEO, Bridgit, S.P.C, Author, *Pacha's Pajamas*

"Our children are being lifted up by a rising tide of courage and love. So many have stepped forward to courageously break the silences created by so much harm. Go Girls! creates space for our children to tap into their true power, to raise their voices, to stand together and to build a world of sanctuary, joy, expression, and fierce and loving power - a world of #NotEver!   I am so grateful that our daughter has been able to be a part of a community that is helping her to discover and stand fully in her creativity and strength."

**Taj James**
Executive Director, Movement Strategy Center

"My daughter and my son are My Light. I want nothing more than for them to feel safe as they walk proud in this world. As they represent truth, express their power, dreams, visions, and brilliance. I want them to embody empathy and cultivate compassion. Spotlight: Girls is the community that activates the most creative spaces in the heart, souls and brains of our children as a means to shape the future and fill it with the feminine power we all need. Go Girls!!!"

**Dan Wolf**
Performer, writer, director, and educator
Founding member Hip Hop music and theater collective, Felonious

"From its inception, I've been a supporter of Go Girls! — as a manual laborer, volunteer, speaker, donor, and board member.  I believe wholeheartedly in Lynn and Allison's vision and purpose. My belief stems from seeing firsthand how their mission to empower girls has resulted in creating poised, kind, thoughtful, engaged, fearless young women who are ready to lead others and advocate for themselves. The Go Girls! experience lays a foundation that will undoubtedly change your child's summer… and will likely give your child the confidence, skill and power to create their own future.  Make sure your child is equipped to be a part of positive change in the world, and invest in sending them to a Go Girls! Camp!"

**Bryan M. Holdman**
Television Writer/Producer, *Pretty Little Liars*; Author

"Go Girls! is the place to seed the imagination of young girls growing into the woman of her dreams.  We cannot become what we cannot imagine. Go Girls! teaches imagination as becoming confident, compassionate, mindful and willful. Go Girls! imagine that!

**Ellen Sebastian Chang**
Theater Maker and Entrepreneur

"Few people know that I started as a theatre kid and that my BA is in theatre arts. But everything I learned about myself, about teamwork, and about hard work, confidence, and commitment from being in the performing arts is a big contributor to the success I've had in my career and as an entrepreneur. From learning to trust that I can take on new roles and thrive, to communicating clearly what I think and what I need, to having the capacity to think on my feet in any kind of situation...the foundation for these skills can all be found in the time I spent in the performing arts."

**Elisa Camahort Page**
Author and Entrepreneur, Co-Founder of the BlogHer Conference

"Go Girls! is doing extraordinary work on behalf of girls and the world where they will become women. Thank you."

**Emily Hanford**
Senior Education Correspondent, American Public Media

"I can't heap enough praise on the great work of Spotlight Girls.  As the mother of a 9-year-old daughter and an educator, I am so so SO grateful for their skillful mentorship, powerful curriculum, and sense of FUN!  Now more than ever we need our daughters to be strong, self-aware, self-confident, compassionate, and fully empowered.  Thank you to Lynn and Allison for doing this important work."

**Betty Ray**
Senior Editor at Large
George Lucas Educational Foundation

"Spotlight: Girls builds core values critical to enlightened citizenship through performance practices with youth participants. Through a simultaneously nurturing and rigorous workshop environment, Spotlight: Girls teaches participants about empathy, courage, and compassion. At an historical moment when racist and sexist discourses have spread like wildfire in the kindling of anonymous, digital platforms, Spotlight: Girls provides a potent alternative by providing authentic connection in real time. I can think of no more powerful antidote to the toxic masculinities currently circulating in U.S. corridors of power than the live performance experiences cultivated by Spotlight: Girls."

**Peter Carpenter, Ph.D.**
Chair of Dance
Interim Chair of Theatre
Columbia College Chicago

"I know first hand the value of a mentor to a young artist navigating a world full of challenges to girls' self-esteem. Go Girls! is priceless."

**Daniele Gaither**
Actress and Comedian
"The Thundermans" on Nickelodeon, which won a Kids Choice Award

"The past several months, and before that, the past many years, have shown us the challenges girls face right out of the womb by virtue of their sex.

The bravery and comradery of women across the globe, sharing their stories, arguing their cases and insisting on equality, has created a profound voice for our daughters.  Girls learn so early how they are valued.

It's hard to know how best to instill this confidence and this knowledge of power in girls. I can love the heck out of my daughter and I'm learning all the time how to teach strength without sacrificing kindness."

Go Girls! teaches them that they are worthy for their brains, their creativity, their strength and their empathy."

**Samantha Skey**
President and CEO, SheKnows Media

"In a society where gender discrimination, sexual harassment, and the like continue to be the norm, it is imperative that families and communities support girls in knowing they are valuable, understanding their power, and helping shift the imbalance between men and women.  The Bay Area is lucky to have Go Girls!, a community stakeholder that is deeply invested in helping our daughters find their voice, tap into their creativity, and gain the confidence to change the world."

**Bryant Terry**
James Beard Award-Winning Chef and Educator
Chef-in-Residence at the Museum of the African Diaspora

"In this historical moment, where women are rising up to demand an end to our systematic mistreatment, we also need a space that teaches girls to rise up. It is not enough to simply bring our daughters to contexts intended for adult women. Girls need opportunities to learn, grown, and connect that are age-appropriate and designed specifically for their developmental needs. This is why Go Girls! is so important in my family. Not only do they encourage girls to take center stage, but they also have strong leadership of women of color. When I send my daughter to participate, I know she will be supported as a girl, and also as an African heritage/Latina girl.

I write books about women and girls of color fighting against injustice. As a teacher, my summer and winter breaks are my most abundant writing time. In order to settle into my own creativity, I need to be able to delegate the emotional labor of protecting and supporting my daughter, and know it will be done with the highest creative and social/emotional standards. I need camp communities where my girl feels connected, challenged, and inspired. From the beginning, Go Girls! has provided that opportunity. She takes center stage at Go Girls!, so I have more time to take center stage in my own working/artist/mom life."

**Aya de Leon**
Writer, Activist, UC Berkeley Professor
Justice Hustlers Series of Feminist Heist Novels, *Uptown Thief*

"Every mom wants fill their daughter with everything she needs to send her out in the world empowered and brave enough to be proud of who she is. It's no easy task and it really does take a village. Go Girls! is a part of that village that gives girls the support and community they need to believe in themselves."

**Elisha Wilson Beach**
Blogger, My Life is a Beach

"The first chance we get, my wife and I will enroll our toddlers in Go Girls! I learned everything I know about teamwork and storytelling through theatre. Those skills are invaluable in the world of politics and any other effort to make the world a better place. Go Girls! gives me hope for the future because the only way we'll find our way out of our current political crisis is by rooting out patriarchy and misogyny, and Go Girls! is part of the solution by instilling confidence, creativity and resilience in the women who will lead us tomorrow."

**Eddie Kurtz**
Executive Director, Courage Campaign